

Mail Stop 4561

January 5, 2016

Avishai Abrahami
Co-Founder, Chairman of the Board of
Directors and Chief Executive Officer
Wix.com Ltd.
40 Namal Tel Aviv St.
Tel Aviv, 6350671 Israel

> **Re:** **Wix.com Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 001-36158**

Dear Mr. Abrahami:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Key Financial and Operating Metrics

Adjusted EBITDA, page 54

1. We note your disclosure of "Adjusted EBITDA" which includes adjustments for the changes in deferred revenues and prepaid domain registration costs. Your calculation of "Adjusted EBITDA" begins with "Net loss" which implies that "Adjusted EBITDA" is a performance measure; however your disclosure that the measure is "used to evaluate the cash profitability of the business" is not consistent with that of a performance measure since the deferred revenue has not been earned. Please tell us the appropriateness of this measure as a performance measure and how it is useful to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services